BLACKACRE CAPITAL GROUP
                 450 PARK AVENUE, 28TH FLOOR
                  NEW YORK, NEW YORK  10022
                        (212) 891-2138


 January 9, 1998


 The Board of Directors
 J.C. Nichols Company
 310 Ward Parkway
 Kansas City, Missouri  64112
 Attention:  Chairman of the Board

 Gentlemen:

 As you know, we own approximately 16.6% of the outstanding Common Stock of J.C. Nichols Company (the "Company"). Like all Company shareholders, we have been carefully following the recently proposed transaction between Highwoods Properties Inc. ("Highwoods") and the Company (the "Highwoods Transaction"). We have previously stated our concerns that the Highwoods Transaction appears to be inadequate from a financial point of view and does not reflect the values inherent in the Company's asset base, and that the Company's Board of Directors did not seek our other potential acquirers or investors in accordance with the Board's fiduciary duties as the Highwoods Transaction will cause a change of control of the Company.

 Our concerns were confirmed by the Company's recent announcements that it had received an "unsolicited expression of interest" from Duke Realty Investments and Simon DeBartolo Group (the "Duke Proposal"). In their letter, Duke Realty and Simon DeBartolo stated that they believe "that the value of J.C. Nichols stock is at least $75 a share." We firmly believe that if the Company's Board now aggressively seeks out alternative acquisition proposals it will realize values substantially in excess of both the Highwoods Proposal and the $75 per share indicated in the Duke Proposal. Unfortunately, the Board has severely limited its ability to maximize shareholder value by entering into the December 22, 1997 merger agreement with Highwoods (the "Merger Agreement") which prevents the Company from soliciting other bids and provides for an excessive break-up fee. Given the obvious inferiority of the Highwoods Transaction and the onerous terms of the Merger Agreement, we can only surmise that the Board was more concerned with other agendas than with maximizing shareholder value which we strongly believe was and is the Board's obligation given "the change of control" that is proposed to occur. Accordingly, we hereby demand that in accordance with the Board's fiduciary duties and Section 10.1 of the Merger Agreement that it begin negotiations on the Duke Proposal and with all other interested bidders.

 We expect and hope that the views expressed herein and actions requested will be received and acted upon in a constructive and appropriate fashion. However, please be advised that under separate cover, we have today requested a shareholder list under Missouri law so that we can be assured that this and future communication are promptly disseminated to our fellow shareholders.


 Sincerely,



 Ronald J. Kravit


 cc:  Barrett Brady
 Price Sloan
 Yie-Hsin Hung